REVISED SCHEDULE A
Schedule A to the Subadvisory Agreement, dated April 24, 2015, by and between Allianz Investment Management LLC and Dimensional Fund Advisors LP is revised to reflect a fee change for the AZL DFA U.S. Core Equity Fund and the AZL DFA U.S. Small Cap Fund, as follows:

Effective December 1, 2018, Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

Fund	Average Daily Net Assets*	Rate
AZL DFA U.S. Core Equity Fund	First $100 million Over $100 million	0.17% 0.12%
AZL DFA U.S. Small Cap Fund	All assets	0.35%
AZL DFA International Core Equity Fund	All assets	0.27%
AZL DFA Emerging Markets Core Equity Fund	First $100 million Over $100 million	0.52% 0.47%
AZL DFA Five-Year Global Fixed Income Fund	First $100 million Over $100 million	0.25% 0.15%

*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets for the AZL DFA U.S. Core Equity Fund are $300 million, a rate of 17 bps would apply to $100 million, and a rate of 12 bps would apply to the remaining $200 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Funds.

This Revised Schedule A supersedes and replaces all prior versions hereof.

Acknowledged by:
ALLIANZ INVESTMENT                                                                                           DIMENSIONAL FUND
MANAGEMENT LLC ADVISORS LP
                                                 By Dimensional Holdings Inc., its General Partner

By:  /s/ Brian Muench  By:  /s/ Carolyn O

Name:  Brian Muench Name: Carolyn O

Title:  President                                  Title:  Vice President

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